Terrapin 3 Acquisition Corporation

590 Madison Avenue, 35th Floor

New York, New York 10022

July 8, 2014

Via EDGAR

John Reynolds

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NW

Washington, DC 20549

Re:	Terrapin 3 Acquisition Corporation

Amendment No. 1 to Registration Statement on Form S-1

Filed June 27, 2014

File No. 333-196980

Dear Mr. Reynolds:

Terrapin 3 Acquisition Corporation (the “Company”, “we”, “us” or “our”) hereby transmits its response to the letter received by us from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 7, 2014 regarding our Amendment No. 1 to Registration Statement on Form S-1 (the “Amendment No. 1”) previously filed on June 27, 2014. For your convenience, we have repeated below the Staff’s comment in bold and have followed such comment with the Company’s response.

General

1.	We note your response to prior comment 2 in our letter dated June 26, 2014. The “contingent forward purchase agreement” does not appear to be a binding agreement if MIHI LLC can withhold its consent to an initial business combination, even if it results in a penalty to MIHI LLC. As requested previously, please revise to avoid characterizing the arrangement as a forward purchase agreement or revise to prominently state that it is non-binding.

As we discussed with the Staff, we believe that the contingent forward purchase contract is binding on both the Company and MIHI LLC and thus a characterization of this agreement as non-binding is not accurate. The contingent forward purchase contract includes MIHI's promise to pay $40,004,700.35 for, and the Company's agreement to sell, four million Units and one million Shares of Class F Common Stock subject to the conditions set forth in the agreement. The contingent forward purchase contract also contains other binding obligations of the parties including an agreement not to transfer the Shares of Class F Common Stock to be received unless certain conditions are met, MIHI's agreement not to tender any shares of common stock of the issuer it owns into a tender or redemption offer in connection with a business combination, indemnification provisions, and provisions relating to registration rights.

The contingent forward purchase contract is between the co-sponsor (MIHI) and the Company and each party clearly understands the nature of the agreement. In order to make the nature of the contract clear to investors in the IPO, we have called the agreement a contingent forward purchase contract in each place that it is described in the registration statement. We will also add on the cover page the following disclosure: “The contingent forward purchase contract is contingent upon, among other things, our Macquarie sponsor approving the business combination.” In addition, we have added to the sentence on page 2 of the registration statement that begins “The contingent forward purchase contract is subject to the following closing conditions...” the following language: “MIHI has provided its consent to the business combination, which it can withhold for any reason.”

Risk Factors, page 29

The grant of registration rights . . ., page 41

2.	We note your response to prior comment 6; however, we do not see a reference to MIHI LLC. Please revise to clarify that Macquarie will have registration rights for the securities underlying the “contingent forward purchase contract” or advise.

In response to the Staff's comment, we respectfully propose to revise the disclosure on page 41, as follows:

“In addition, holders of our private placement warrants and their permitted transferees can demand that we register the private placement warrants and the shares of Class A common stock issuable upon exercise of the private placement warrants. Further, MIHI LLC, as the holder of our private placement units, the warrants and shares of Class A common stock underlying the private placement units, the private placement shares, and the shares of Class A common stock into which the private placement shares are convertible, and its permitted transferees, can demand that we register those securities and the warrants and shares of Class A common stock underlying any such securities.”

Proposed Business, page 76

Summary of Aladabra Acquisition[s]…., page 81

3.	We note your response to prior comment 4. Please revise to disclose the monetary benefits received by Mr. Leight in connection with the other previous blank check companies with which he was associated.

In response to the Staff's comment, we respectfully propose to revise the disclosure on page 81, as follows:

“The benefits Mr. Leight received in connection with his prior two special purpose acquisition companies were the same as, or similar to, those received by all other sponsors, and included the ownership of founders' equity prior to the initial public offering and the acquisition of warrants in connection with the public offering. Mr. Leight received no finder’s fees or management fees or other compensation of any nature either in anticipation of, or at the time of, the business combination of Aldabra Acquisition Corporation (“Aldabra 1”) or the business combination of Aldabra 2 Acquisition Corp. (“Aldabra 2”), or at any time after the consummation of either such business combination, other than fees paid to Mr. Leight as compensation for serving as a director of each of these companies following each such business combination, which in each case were approved by a compensation committee composed of independent directors.”

For the Staff's information, we note that following the business combination of Aldabra 1, consummated in December 2006, non-employee directors of Great Lakes Dredge & Dock Corporation (“GLDD”), the successor entity following the company’s business combination, received compensation for their service in fiscal 2007. Mr. Leight declined any such fees. Thereafter, Mr. Leight received the same director’s fees as paid to other non-employee directors until Mr. Leight was elected chairman of GLDD, as discussed below. In addition, Mr. Leight received the same director’s fees as paid to other non-employee directors of Boise Inc., the successor entity following the business combination of Aldabra 2, following such business combination until the end of Mr. Leight’s board service in 2012.

We inform the Staff that, as previously disclosed by GLDD in its public filings, more than four years after the business combination with Aldabra 1, the compensation committee of GLDD (the “Committee”) discussed the increased duties of Mr. Leight, who had been appointed chairman of the board of directors of GLDD in 2011. As disclosed by GLDD, key factors in the Committee’s review were Mr. Leight’s strategic role in matters related to the company as well as the increased amount of time Mr. Leight worked, and is expected to work, on behalf of GLDD. The Committee also received advice from its independent compensation consultant on chairman compensation at peer companies. As a result, the Committee approved the payment of additional compensation to Mr. Leight of $150,000 per year, payable 100% in shares of GLDD’s common stock which vested immediately upon grant. For 2012, 2013 and 2014, based on similar discussions, citing the same key factors, the Committee and the GLDD board of directors approved the payment of total additional annual compensation to Mr. Leight of $250,000, payable 100% in shares of GLDD’s common stock which vested immediately upon grant.

Because these events occurred more than 4 years after the business combination and are, we believe, far removed from his activities as sponsor of a blank check company, and because (i) these events have been disclosed to shareholders of GLDD, (ii) the associated compensation was determined by the Committee and the board of directors of GLDD to be commensurate with Mr. Leight’s added duties with respect to GLDD, and (iii) such events were not related to Aldabra 1 or the business combination, we do not believe that disclosure of such information is appropriate or necessary in the Registration Statement.

We thank the Staff in advance for its consideration of the enclosed and the foregoing responses. Should you have any questions concerning the foregoing responses, please contact Stuart Neuhauser, Esq. at (212) 370-1300.

Very truly yours,

/s/ Sanjay Arora
Sanjay Arora
Chief Executive Officer